Lion Group Holding Ltd.

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

VIA EDGAR

December 9, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lion Group Holding Ltd. Registration Statement on Form F-1 File No. 333-250176

Ladies and Gentlemen:

Lion Group Holding Ltd. (the “Registrant”) filed the above-referenced registration statement on Form F-1 (the “Registration Statement”) on November 18, 2020, as amended. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

If you have any questions about this withdrawal request, please contact Lawrence Venick at +852.3923.1111.

Sincerely,

/s/ Yan Zhang
By:	Yan Zhang
Title:	President